                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                   _________________________________________

                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. __)*

                  ___________________________________________

                            Litton Industries, Inc.
                               (Name of Issuer)

                    Common Stock, par value $1.00 per share
                        (Title of Class of Securities)

                                  538021 10 6
                                (CUSIP Number)


                                W. Burks Terry
                 Corporate Vice President and General Counsel
                                   NNG, Inc.
                            1840 Century Park East
                         Los Angeles, California 90067
                                (310) 553-6262

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               January 23, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

================================================================================
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________________________________________________________________________________
(1)   Name of Reporting Persons:
      I.R.S. Identification Nos. of above persons (entities only):

                         Northrop Grumman Corporation
                                  95-1055798
________________________________________________________________________________
(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)  [ ]
      (b)  [ ]

________________________________________________________________________________
(3)   SEC Use Only:

________________________________________________________________________________
(4)   Source of Funds (See Instructions):
                                          BK
________________________________________________________________________________
(5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e): [ ]

________________________________________________________________________________
(6)   Citizenship or Place of Organization:
                                         Delaware
________________________________________________________________________________
NUMBER OF SHARES                         (7)   Sole Voting
BENEFICIALLY OWNED                             Power
BY EACH REPORTING                        ______________________________________
PERSON WITH                              (8)   Shared Voting
                                               Power          12,657,764
                                         ______________________________________
                                         (9)   Sole Dispositive
                                               Power
                                         ______________________________________
                                         (10)  Shared Dispositive
                                               Power          12,657,764

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                      12,657,764
________________________________________________________________________________
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
      Shares (See Instructions):  [ ]
________________________________________________________________________________
(13)  Percent of Class Represented by Amount in Row (11):
                                         27.8%
________________________________________________________________________________
(14)  Type of Reporting Person (See Instructions):
                                           CO
________________________________________________________________________________
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________________________________________________________________________________
(1)   Name of Reporting Persons:
      I.R.S. Identification Nos. of above persons (entities only):

                                   NNG, Inc.
                                   95-4838004
________________________________________________________________________________
(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)   [ ]
      (b)   [ ]

________________________________________________________________________________
(3)   SEC Use Only:

________________________________________________________________________________
(4)   Source of Funds (See Instructions):
                                          BK
________________________________________________________________________________
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

________________________________________________________________________________
(6)   Citizenship or Place of Organization:
                                          Delaware
________________________________________________________________________________
NUMBER OF SHARES                         (7)   Sole Voting
BENEFICIALLY OWNED                             Power
BY EACH REPORTING                        _______________________________________
PERSON WITH                              (8)   Shared Voting
                                               Power         12,657,764
                                         _______________________________________
                                         (9)   Sole Dispositive
                                               Power
                                         _______________________________________
                                         (10)  Shared Dispositive
                                               Power         12,657,764

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                      12,657,764
________________________________________________________________________________
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
      Shares (See Instructions):  [ ]
________________________________________________________________________________
(13)  Percent of Class Represented by Amount in Row (11):
                                          27.8%
________________________________________________________________________________
(14)  Type of Reporting Person (See Instructions):
                                           CO
________________________________________________________________________________

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ITEM 1.   SECURITY AND ISSUER

     This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $1.00 per share (the "Litton Common Stock"), of Litton Industries, Inc., a Delaware corporation ("Litton"). The principal executive offices of Litton are located at 21240 Burbank Boulevard, Woodland Hills, California 91367-6675.

     Responses to each item of this Schedule 13D are qualified in their entirety by the Exhibits filed hereto.

ITEM 2.   IDENTITY AND BACKGROUND

     The names of the persons filing this Statement are Northrop Grumman Corporation, a Delaware corporation ("Northrop Grumman") and NNG, Inc., a newly-formed Delaware corporation that is wholly-owned by Northrop Grumman ("NNG," and together with Northrop Grumman, the "Reporting Persons"). The address of the principal business and principal office of each of the Reporting Persons is 1840 Century Park East, Los Angeles, California 90067. Northrop Grumman is an advanced technology company operating in the Integrated Systems Sector ("ISS"), Electronic Systems and Sensor Sector ("ES/3/") and Information Technology ("Logicon") segments of the broadly defined aerospace and defense industry. NNG was recently incorporated on January 16, 2001 in preparation for a reorganization and has not conducted any substantial business activities to date.

     Neither Reporting Person has been convicted in any criminal proceedings during the past five years and neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five years.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     NNG expects to obtain the funds necessary from Northrop Grumman to consummate the offer and the merger with Litton. Northrop Grumman has received a commitment letter from Credit Suisse First Boston, The Chase Manhattan Bank and JP Morgan, a division of Chase Securities, Inc. (the "Commitment Letter"), providing for the structure, arrangement and syndication of senior unsecured loans of up to an aggregate of $6,000,000,000, the initial proceeds of which will be used to: (i) acquire Litton Common Stock and all of Litton's outstanding shares of the Series B $2 cumulative preferred stock (the "Litton Preferred Stock") in the offer and the merger with Litton; (ii) to retire and refinance certain outstanding debt of Litton; and (iii) to pay any related expenses. The proceeds of subsequent borrowings under the loans will be used for general corporate purposes of NNG, Northrop Grumman and Litton. The loans will be in the form of a 364-Day Revolving Credit Facility in a principal amount of $2,500,000,000, a Five-Year Revolving Credit Facility in a principal amount of $2,500,000,000 (together with the 364-Day Revolving Credit Facility, the "Revolving Facilities") and a 364-Day Term Facility in the principal amount of $1,000,000,000 (the "Term Facility" and, together with the Revolving Facilities, the "Facilities"). Each of the Facilities will be an unsecured senior credit facility and will contain usual and customary affirmative and negative covenants and customary financial covenants. Interest rates for the loans will be adjusted LIBOR (which will at

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all times include statutory reserves) or the adjusted base rate (which is the higher of (i) The Chase Manhattan Bank's prime rate, and (ii) the federal funds effective rate plus 0.5%), at the election of Northrop Grumman, in each case plus spreads depending upon a schedule of certain specified Standard & Poor's and Moody's Investor Services ratings of Northrop Grumman. Northrop Grumman may elect interest periods of one, two, three or six months for adjusted LIBOR borrowings under the loans.

     It is expected that the loan documents will be negotiated while the offer is outstanding and signed on or before the expiration date of the offer. No alternate financing plans exist.

ITEM 4.   PURPOSE OF THE TRANSACTION

     On January 5, 2001, Northrop Grumman commenced a cash tender offer to purchase all Litton Common Stock at $80.00 per share and all Litton Preferred Stock at $35.00 per share (the "Offer"), pursuant to its original merger agreement, dated December 22, 2000, with Litton (the "Original Merger Agreement"). The Original Merger Agreement contemplated a back-end merger to acquire any remaining shares of Litton Common Stock not tendered and purchased in the Offer (the "Original Transaction").

     Subsequently, Northrop Grumman, NNG, Litton and LII Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of NNG ("LII Acquisition"), agreed to amend the terms of the Original Transaction pursuant to the terms of an amended merger agreement, dated as of January 23, 2001 (the "Amended Merger Agreement"), to provide that, in connection with the acquisition of Litton, Northrop Grumman will merge with and into an NNG subsidiary, the results of which will be that NNG will become a holding company and the sole stockholder of Northrop Grumman and NNG will be renamed "Northrop Grumman Corporation."

     In addition, the terms of the Original Transaction were amended on
January 23, 2001 to provide holders of Litton Common Stock with a choice among the following forms of consideration in an offer to purchase or exchange for each share of Litton Common Stock: (i) shares of NNG common stock ("NNG Common Stock"); (ii) shares of NNG Series B preferred stock ("NNG Preferred Stock"); and/or (iii) cash. The NNG Common Stock and NNG Preferred Stock will be issued on a basis that is intended to be tax-free to Litton stockholders. The number of shares of NNG Common Stock and NNG Preferred Stock available in the offer to purchase or exchange is limited and, if holders of Litton Common Stock elect to receive more shares of NNG Preferred Stock or NNG Common Stock than are available, such shares issued to Litton stockholders will be subject to proration. Any shares of Litton Common Stock not tendered and purchased in the offer to purchase or exchange will be acquired for cash in a merger of Litton with a wholly-owned subsidiary of NNG, LII Acquisition. The terms of the Original Transaction with respect to the purchase of the Litton Preferred Stock remain unchanged by the Amended Merger Agreement. The Original Transaction as modified by the Amended Merger Agreement is referred to herein as the "Amended Transaction." Additional information concerning the Amended Transaction is contained in NNG's Form S-4 (File No. 333-54800)(the "S-4"), a copy of which has been filed with the Securities and Exchange Commission ("SEC"). Copies of the S-4 may be obtained, without charge, from the SEC website at www.sec.gov.
                                                           -----------

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     Upon acceptance for exchange of Litton's shares in the Offer, NNG will be entitled to designate a number of directors of Litton constituting at least a majority of Litton's board of directors. Consequently, NNG's representation on Litton's board of directors will equal the product of (i) the number of directors on Litton's board of directors, and (ii) the quotient resulting from dividing (A) the number of shares of Litton Common Stock then held by NNG, by
(B) the total number of outstanding shares of Litton Common Stock. Until the merger with Litton has been consummated, Litton's board of directors will always have at least three members who were directors of Litton prior to consummation of the offer.

     Also, in connection with the Amended Transaction, Northrop Grumman, NNG and Unitrin, Inc., a Delaware corporation ("Unitrin"), have entered into a stockholder's agreement, dated as of January 23, 2001, (the "Stockholder's Agreement"). Pursuant to the Stockholder's Agreement, Unitrin has agreed (i) to tender, and to cause its subsidiaries, Trinity Universal Insurance Company, a Texas corporation, United Insurance Company of America, an Illinois corporation and Union National Life Insurance Company, a Louisiana corporation (these three Unitrin subsidiaries, collectively the "Unitrin Subsidiaries") to tender, all shares of Litton Common Stock owned by Unitrin and the Unitrin Subsidiaries into the offer to purchase or exchange; (ii) to vote, and to cause the Unitrin Subsidiaries to vote, all shares of the Litton Common Stock held by Unitrin and the Unitrin Subsidiaries at any meeting of stockholders of Litton in favor of the Amended Transaction or any actions proposed to be taken in contemplation of the Amended Transaction and against any action the effect of which could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the Amended Transaction; (iii) to elect to receive, and to cause the Unitrin Subsidiaries to elect to receive, NNG Preferred Stock in the offer to purchase or exchange (each a "Preferred Election") with respect to at least 3,750,000 shares of Litton Common Stock in the aggregate; (iv) to elect to receive, and to cause the Unitrin Subsidiaries to elect to receive, NNG Common Stock in the offer to purchase or exchange (each a "Common Election") with the remainder of any shares of Litton Common Stock held by Unitrin and the Unitrin Subsidiaries as to which a Preferred Election is not made or as to which NNG Preferred Stock is not received due to the proration provisions of the Amended Transaction; and (v) with respect to any Common Election, to specify that such election is made for the "Alternative A" proration option that will result in the receipt of NNG Common Stock only to the extent that other Common Elections specifying the "Alternative B" proration option receive all the shares of NNG Common Stock elected to be received by them. A summary of the Alternative A and Alternative B proration options is contained in the S-4 filed by NNG, which summary is incorporated herein by reference.

     Unitrin has also agreed, and has also agreed to cause the Unitrin Subsidiaries (A) not to take any actions inconsistent with the obligations listed above, and (B) subject to certain limitations, not to solicit or encourage, or enter into any agreement concerning, any alternatives to the Amended Transaction. Finally, pursuant to the terms of the Stockholder's Agreement and the form of irrevocable proxy attached thereto, Unitrin has granted and has agreed to cause the Unitrin Subsidiaries to grant an irrevocable proxy and power of attorney in favor of Northrop Grumman and NNG with respect to all shares of Litton Common Stock held by Unitrin and the Unitrin Subsidiaries, but only with respect to the matters necessary for consummation of the transactions contemplated by the Amended Merger Agreement and only to be exercised in the manner discussed above with respect to the voting obligations of Unitrin and the Unitrin Subsidiaries. The Stockholder's Agreement is filed as Exhibit (d)(5) to Amendment No. 4 to the Tender Offer Statement on Schedule TO, dated January 31, 2001 and is incorporated herein by reference. A summary of the Stockholder's Agreement is contained in the S-4 filed by NNG, which summary is also incorporated herein by reference.

     In addition, NNG, Northrop Grumman and Unitrin have entered into a Registration Rights Agreement dated as of January 23, 2001 (the "Registration Rights Agreement") giving Unitrin certain "demand" and "piggyback" registration rights with respect to NNG Common Stock and NNG Preferred Stock. The Registration Rights Agreement is filed as Exhibit (d)(6) to Amendment No. 4 to the Tender Offer Statement on Schedule TO, dated January 31, 2001, and is incorporated herein by reference. A summary of the Registration Rights Agreement is contained in the S-4 filed by NNG, which summary is also incorporated herein by reference.

     Apart from the foregoing, the Reporting Persons currently have no plans or proposals that relate to or would result in the occurrence of any of the transactions and events specified in clauses (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     The information contained in Item 4 above is incorporated herein by reference.

     The aggregate number of shares of common stock beneficially owned by Northrop Grumman is 12,657,764 which represents 27.8% of the outstanding Litton Common Stock. The aggregate number of shares of common stock beneficially owned by NNG is 12,657,764 which represents 27.8% of the outstanding Litton Common Stock.

     Northrop Grumman has:

          . 0 shares of Litton Common Stock as to which it has the sole power to vote or to direct the vote;

          . 12,657,764 shares of Litton Common Stock as to which it has shared power to vote or to direct the vote;

          . 0 shares of Litton Common Stock as to which it has the sole power to dispose or to direct the disposition; and

          . 12,657,764 shares of Litton Common Stock as to which it has shared power to dispose or to direct the disposition.

     NNG has:

          . 0 shares of Litton Common Stock as to which it has the sole power to vote or to direct the vote;

          . 12,657,764 shares of Litton Common Stock as to which it has shared power to vote or to direct the vote;

          . 0 shares of Litton Common Stock as to which it has the sole power to dispose or to direct the disposition; and

          . 12,657,764 shares of Litton Common Stock as to which it has shared power to dispose or to direct the disposition.

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

     Except as set forth in Item 4 herein, to the best knowledge of each of the Reporting Persons, within the past 60 days, none of the Reporting Persons has engaged in any transaction relating to the Litton Common Stock. The reporting obligations required by subsections 5(d) and 5(e) of this Item are not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          The descriptions of the Stockholder's Agreement and the Registration Rights Agreement appearing in Item 4 of this Schedule 13D are incorporated herein by reference, included as Exhibit 1 and Exhibit 2 to this Schedule 13D and filed as exhibits to Amendment No. 4 to the Tender Offer Statement on Schedule TO, dated January 31, 2001, and a summary of each of these agreements is contained in the S-4 filed by NNG on February 1, 2001, which is incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit 1. Stockholder's Agreement, dated as of January 23, 2001, by and among Unitrin, Inc., Northrop Grumman Corporation and NNG, Inc., and irrevocable proxies related thereto, filed as Exhibit (d)(5) to Amendment No. 4 to the Tender Offer Statement on Schedule TO, filed on January 31, 2001 and subsequently amended from time to time, and incorporated herein by reference.

          Exhibit 2. Registration Rights Agreement, dated as of January 23, 2001, by and among Unitrin, Inc., Northrop Grumman Corporation and NNG, Inc., filed as Exhibit (d)(6) to Amendment No. 4 to the Tender Offer Statement on Schedule TO, filed on January 31, 2001 and subsequently amended from time to time, and incorporated herein by reference.

          Exhibit 3. $6,000,000,000 Senior Credit Facilities Commitment Letter dated January 30, 2001 from Credit Suisse First Boston, The Chase Manhattan Bank and JP Morgan, a division of Chase Securities, Inc., filed as Exhibit (b)(ii) to Amendment No. 5 to the Tender Offer Statement on Schedule TO, filed on February 1, 2001 and subsequently amended from time to time, and incorporated herein by reference.

          Exhibit 4. Agreement and Plan of Merger, dated as of December 21, 2001, by and among Litton Industries, Inc., Northrop Grumman Corporation, and LII Acquisition Corp., filed as Exhibit (d)(1) to the Tender Offer Statement on Schedule TO, filed on January 5, 2001 and subsequently amended from time to time, and incorporated herein by reference.

          Exhibit 5. Amended and Restated Agreement and Plan of Merger, dated as of January 23, 2001, by and among Northrop Grumman Corporation,

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                      Litton Industries, Inc., NNG, Inc. and LII Acquisition
                      Corp., filed as Exhibit (d)(4) to Amendment No. 4 to the Tender Offer Statement on Schedule TO, filed on January 31, 2001 and subsequently amended from time to time, and incorporated herein by reference.

          Exhibit 6.  Joint Filing Agreement.

          Exhibit 7. Registration Statement on Form S-4 (file No. 333-54800) filed with the SEC by NNG, Inc. on February 1, 2001 and incorporated herein by reference.

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                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of February 2, 2001

                                  NORTHROP GRUMMAN CORPORATION

                                  /s/ JOHN H. MULLAN
                                  ______________________________________________
                                  Name:  John H. Mullan
                                  Title:  Corporate Vice President and Secretary


                                  NNG, INC.

                                  /s/ JOHN H. MULLAN
                                  ______________________________________________
                                  Name:  John H. Mullan
                                  Title:  Corporate Vice President and Secretary

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                                 EXHIBIT INDEX

      Exhibit No.         Description
      -----------         -----------

          1 Stockholder's Agreement, dated as of January 23, 2001, by and among Unitrin, Inc., Northrop Grumman Corporation and NNG, Inc., and irrevocable proxies related thereto, filed as Exhibit (d)(5) to Amendment No. 4 to the Tender Offer Statement on Schedule TO, filed on January 31, 2001 and subsequently amended from time to time, and incorporated herein by reference.

          2 Registration Rights Agreement, dated as of January 23, 2001, by and among Unitrin, Inc., Northrop Grumman Corporation and NNG, Inc., filed as Exhibit (d)(6) to Amendment No. 4 to the Tender Offer Statement on Schedule TO, filed on January 31, 2001 and subsequently amended from time to time, and incorporated herein by reference.

          3 $6,000,000,000 Senior Credit Facilities Commitment Letter dated January 30, 2001 from Credit Suisse First Boston, The Chase Manhattan Bank and JP Morgan, a division of Chase Securities, Inc., filed as Exhibit
                          (b)(ii) to Amendment No. 5 to the Tender Offer Statement on Schedule TO, filed on February 1, 2001 and subsequently amended from time to time, and incorporated herein by reference.

          4 Agreement and Plan of Merger, dated as of December 21, 2001, by and among Litton Industries, Inc., Northrop Grumman Corporation, and LII Acquisition Corp., filed as Exhibit (d)(1) to the Tender Offer Statement on Schedule TO, filed on January 5, 2001 and subsequently amended from time to time, and incorporated herein by reference.

          5 Amended and Restated Agreement and Plan of Merger, dated as of January 23, 2001, by and among Northrop Grumman Corporation, Litton Industries, Inc., NNG, Inc. and LII Acquisition Corp., filed as Exhibit
                          (d)(4) to Amendment No. 4 to the Tender Offer Statement on Schedule TO, filed on January 31, 2001 and subsequently amended from time to time, and incorporated herein by reference.

          6               Joint Filing Agreement.

          7 Registration Statement on Form S-4 (file No. 333-54800) filed with the SEC by NNG, Inc. on February 1, 2001 and incorporated herein by reference.


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